FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the Period: 1 February 2006 - 30 April 2006


                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MASTER ISSUER PLC
-------------------------

Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc,
  Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2
  Plc, Granite Mortgages 03-3 Plc
Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3
  Plc, Granite Finance Trustee Limited,
Granite Finance Funding Limited and Granite Finance
  Funding 2 Limited
Period 1 February 2006 - 30 April 2006

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                             383,169

Current Balance - Trust Mortgage Assets               (GBP)39,773,621,558

Current Balance - Trust Cash and other Assets          (GBP)2,001,349,027

Last Months Closing Trust Assets                      (GBP)34,997,702,318

Funding share                                         (GBP)15,163,092,789

Funding 2 share                                       (GBP)16,349,227,791

Funding and Funding 2 share                           (GBP)31,512,320,580

Funding and Funding 2 Share Percentage                        75.43%

Seller Share*                                         (GBP)10,262,650,004

Seller Share Percentage                                       24.57%

Minimum Seller Share (Amount)*                         (GBP)2,683,614,500

Minimum Seller Share (% of Total)                             6.42%

Excess Spread last quarter annualised (% of Total)            0.42%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-----------------------------------------------------------------------------------------------
                      Number     Principal ((GBP))     Arrears ((GBP))     By Principal (%)
> = 1 < 3 Months       7,026        748,523,957              6,509,568              1.88%

> = 3 < 6 Months       1,416        138,830,338              3,284,379              0.35%

> = 6 < 9 Months        353         36,555,675               1,457,836              0.09%

> = 9 < 12 Months       42           4,116,950                228,402               0.01%

> = 12 Months            5            368,821                  26,075               0.00%

Total                  8,842        928,395,741              11,506,260             2.33%
-----------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                            Number     Principal ((GBP))     Arrears ((GBP))

Total (since inception)     1,244          99,815,513             5,294,737
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                              352

Number Brought Forward                                                297

Repossessed (Current Month)                                            55

Sold (since inception)                                                892

Sold (current month)                                                   86

Sale Price / Last Loan Valuation                                      1.04

Average Time from Possession to Sale (days)                           130

Average Arrears at Sale                                           (GBP)3,800

Average Principal Loss (Since inception)*                         (GBP)2,044

Average Principal Loss (current month)**                          (GBP)2,349

MIG Claims Submitted                                                   13

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    104
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                              Number       Principal ((GBP))

Substituted this period                       70,527       (GBP)8,347,921,590

Substituted to date (since 26 March 2001)     857,656     (GBP)83,319,205,106
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                                                % of CPR

Current Month % of CPR - Removals*                               64.20%

Previous Month % of CPR - Removals*                              54.70%

Current Month % of CPR - Non-Removals**                          35.80%

Previous Month % of CPR - Non-Removals**                         45.30%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

--------------------------------------------------------------------------------
                                              Monthly          Annualised

Current Month CPR Rate - Total                 5.69%             50.49%

Previous Month CPR Rate - Total                4.57%             42.95%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                     23.68

Weighted Average Remaining Term (by value) Years                 21.37

Average Loan Size                                            (GBP)103,802

Weighted Average LTV (by value)                                  76.71%

Weighted Average Indexed LTV (by value)                          71.13%

Non Verified (by value)                                          43.45%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                          56.34%

Together (by balance)                                            25.51%

Capped (by balance)                                               0.19%

Variable (by balance)                                            12.93%

Tracker (by balance)                                              5.03%

Total                                                           100.00%
--------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------
                   Number      % of Total      Value ((GBP))     % of Total

East Anglia         8,153         2.13%          864,687,973          2.17%

East Midlands      27,227         7.11%         2,584,119,037         6.50%

Greater London     45,419        11.85%         7,424,603,124        18.67%

North              35,480         9.26%         2,478,375,957         6.23%

North West         49,572        12.94%         4,256,702,240        10.70%

Scotland           53,284        13.91%         3,971,456,720         9.99%

South East         59,068        15.42%         8,153,964,081        20.50%

South West         26,306         6.87%         3,068,211,466         7.71%

Wales              15,316         4.00%         1,325,038,166         3.33%

West Midlands      25,586         6.68%         2,525,568,021         6.35%

Yorkshire          37,758         9.85%         3,120,894,773         7.85%

Total              383,169        100%         39,773,621,558         100%
--------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                   Number         Value ((GBP))   % of Total

0% < 25%                           15,157          571,021,821        1.44%

> = 25% < 50%                      46,186         3,567,938,899       8.97%

> = 50% < 55%                      14,200         1,370,406,400       3.45%

> = 55% < 60%                      15,418         1,586,347,704       3.99%

> = 60% < 65%                      17,422         1,910,463,192       4.80%

> = 65% < 70%                      21,430         2,330,921,245       5.86%

> = 70% < 75%                      25,436         3,005,295,447       7.56%

> = 75% < 80%                      26,650         3,305,472,574       8.31%

> = 80% < 85%                      44,925         5,469,416,433      13.75%

> = 85% < 90%                      42,433         5,051,754,204      12.70%

> = 90% < 95%                      73,393         7,408,113,449      18.63%

> = 95% < 100%                     39,451         4,103,704,917      10.32%

> = 100%                            1,068           92,765,274        0.23%

Total                              383,169       39,773,621,558     100.0%
--------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------
                                   Number         Value ((GBP))   % of Total

Endowment                          17,647         1,410,791,628       3.55%

Interest Only                      85,366        12,757,723,958      32.08%

Pension Policy                      400            39,236,696         0.10%

Personal Equity Plan                720            52,471,165         0.13%

Repayment                         279,036        25,513,398,111      64.15%

Total                             383,169        39,773,621,558     100.00%
--------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------
                                   Number         Value ((GBP))   % of Total

Full Time                         330,589         32,492,457,451     81.69%

Part Time                          4,968           358,943,900        0.90%

Retired                            1,309            68,155,708        0.17%

Self Employed                     43,252          6,700,486,395      16.85%

Other                              3,051           153,578,103        0.39%

Total                             383,169         39,773,621,558    100.00%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                   6.59%

Effective Date of Change                        1 September 2005
--------------------------------------------------------------------------------

Notes         Granite Master Issuer plc - Series 2005-1

--------------------------------------------------------------------------------
               Outstanding             Rating        Reference Rate   Margin
                                  Moodys/S&P/Fitch

Series 1

A1             $228,571,000          Aaa/AAA/AAA         4.9625%       0.04%

A2          (euro) 285,714,000       Aaa/AAA/AAA         2.7440%       0.04%

A3            $1,100,000,000         Aaa/AAA/AAA         5.0100%       0.08%

A4            $1,100,000,000         Aaa/AAA/AAA         5.0300%       0.10%

A5         (euro) 1,500,000,000      Aaa/AAA/AAA         2.7940%       0.09%

A6          (GBP)750,000,000       Aaa/AAA/AAA         4.7075%         0.12%

B1             $60,500,000            Aa3/AA/AA          5.0600%       0.13%

B2          (euro) 80,000,000         Aa3/AA/AA          2.8940%       0.19%

B3            (GBP)55,000,000         Aa3/AA/AA          4.7775%       0.19%

M1            $65,000,000              A2/A/A            5.1600%       0.23%

M2          (euro) 79,000,000          A2/A/A            2.9840%       0.28%

M3            (GBP)55,000,000          A2/A/A            4.8675%       0.28%

C2          (euro) 139,000,000       Baa2/BBB/BBB        3.2640%       0.56%

C3            (GBP)60,000,000        Baa2/BBB/BBB        5.1475%       0.56%
--------------------------------------------------------------------------------

Notes         Granite Master Issuer plc - Series 2005-2

--------------------------------------------------------------------------------
                Outstanding             Rating        Reference Rate   Margin
                                   Moodys/S&P/Fitch

Series 1

A1            $507,092,947.00        Aaa/AAA/AAA         4.96250%       0.04%

A2           (GBP)104,019,066.00     Aaa/AAA/AAA         4.61913%       0.05%

A3         (euro) 343,262,918.00     Aaa/AAA/AAA         2.65400%       0.05%

A4            $800,000,000.00        Aaa/AAA/AAA         4.85000%       0.08%

A5         (euro) 800,000,000.00     Aaa/AAA/AAA         2.74400%       0.14%

A6           $1,250,000,000.00       Aaa/AAA/AAA         4.90000%       0.13%

A7           (GBP)530,200,000.00     Aaa/AAA/AAA         4.72913%       0.16%

A8           (GBP)250,000,000.00     Aaa/AAA/AAA         4.72913%       0.16%

B1             $90,000,000.00         Aa3/AA/AA          4.91000%       0.14%

B2         (euro) 62,000,000.00       Aa3/AA/AA          2.80400%       0.20%

B3           (GBP)35,100,000.00       Aa3/AA/AA          4.76913%       0.20%

M1             $95,000,000.00           A2/A/A           5.01000%       0.24%

M2         (euro) 70,000,000.00         A2/A/A           2.90400%       0.30%

M3           (GBP)28,100,000.00         A2/A/A           4.88913%       0.32%

C1             $90,000,000.00        Baa2/BBB/BBB        5.27000%       0.50%

C2         (euro) 131,700,000.00     Baa2/BBB/BBB        3.15400%       0.55%
--------------------------------------------------------------------------------

Notes         Granite Master Issuer plc - Series 2005-3

--------------------------------------------------------------------------------
                 Outstanding            Rating        Reference Rate    Margin
                                   Moodys/S&P/Fitch

Series 1

A1            $1,000,000,000.00       Aaa/AAA/AAA          4.88%        -0.04%

--------------------------------------------------------------------------------

Notes         Granite Master Issuer plc - Series 2005-4

--------------------------------------------------------------------------------
                 Outstanding              Rating       Reference Rate   Margin
                                     Moodys/S&P/Fitch

Series 1

A1             $929,112,271.00          Aaa/AAA/AAA         4.95%        0.03%

A2          (euro) 391,946,253.00       Aaa/AAA/AAA         2.644%       0.04%

A3             $996,600,000.00          Aaa/AAA/AAA         4.84%        0.07%

A5         (euro) 1,357,300,000.00      Aaa/AAA/AAA         2.70%        0.10%

A6            (GBP)815,400,000.00       Aaa/AAA/AAA         4.69%        0.12%

B1              $72,500,000.00           Aa3/AA/AA          4.89%        0.12%

B2              $38,500,000.00           Aa3/AA/AA          4.95%        0.18%

B3             (GBP)19,000,000.00        Aa3/AA/AA          4.75%        0.18%

B4           (euro) 56,900,000.00        Aa3/AA/AA          2.78%        0.18%

M1              $64,700,000.00            A2/A/A            4.99%        0.22%

M2              $36,300,000.00            A2/A/A            5.05%        0.28%

M3             (GBP)30,000,000.00         A2/A/A            4.85%        0.28%

M4           (euro) 51,000,000.00         A2/A/A            2.88%        0.28%

C1              $80,400,000.00          Baa2/BBB/BBB        5.20%        0.43%

C2              $44,600,000.00          Baa2/BBB/BBB        5.32%        0.55%

C3             (GBP)10,000,000.00       Baa2/BBB/BBB        5.12%        0.55%

C4           (euro) 76,100,000.00       Baa2/BBB/BBB        3.15%        0.55%
--------------------------------------------------------------------------------

Notes         Granite Master Issuer plc - Series 2006-1

--------------------------------------------------------------------------------
                 Outstanding             Rating        Reference Rate   Margin
                                    Moodys/S&P/Fitch

Series 1
                                      A-1+/P-1/F1+
A1             $776,100,000.00         Aaa/AAA/AAA          4.89%       -0.03%

A2          (euro) 871,500,000.00      Aaa/AAA/AAA          2.606%       0.04%

A3            (GBP)200,000,000.00      Aaa/AAA/AAA          4.63%        0.04%

A4            $1,125,000,000.00        Aaa/AAA/AAA          4.70%        0.04%

A5            $1,552,000,000.00        Aaa/AAA/AAA          4.73%        0.07%

A6         (euro) 1,900,000,000.00     Aaa/AAA/AAA          2.67%        0.10%

A7            (GBP)400,000,000.00      Aaa/AAA/AAA          4.71%        0.12%

A8            (GBP)950,000,000.00      Aaa/AAA/AAA          4.71%        0.12%

B1              $91,200,000.00          Aa3/AA/AA           4.79%        0.13%

B2              $84,100,000.00          Aa3/AA/AA           4.83%        0.17%

B3             (GBP)25,000,000.00       Aa3/AA/AA           4.77%        0.18%

B4           (euro) 94,500,000.00       Aa3/AA/AA           2.75%        0.18%

M1              $81,400,000.00            A2/A/A            4.89%        0.23%

M2              $79,200,000.00            A2/A/A            4.95%        0.29%

M3             (GBP)33,500,000.00         A2/A/A            4.89%        0.30%

M4           (euro) 97,700,000.00         A2/A/A            2.87%        0.30%

C2              $132,400,000.00        Baa2/BBB/BBB         5.26%        0.60%

C3             (GBP)44,200,000.00      Baa2/BBB/BBB         5.19%        0.60%

C4          (euro) 129,000,000.00      Baa2/BBB/BBB         3.17%        0.60%
--------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------
                                                                      % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)     (GBP)1,161,274,593              6.77%

Class C Notes ((GBP) Equivalent)            (GBP)634,305,141               3.70%

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                                       % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent)     (GBP)1,161,274,593              7.10%

Class C Notes ((GBP) Equivalent)            (GBP)634,305,141               3.88%

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Programme Reserve Required Percent                                         1.65%

Programme Reserve Required Amount             (GBP)294,325,000             1.80%

Balance Brought Forward                       (GBP)294,325,000             1.80%

Drawings this Period                                  0                    0.00%

 *Additions this period                            (GBP)0                  0.00%

Current Balance of Funding 2 & Granite
  Master Issuer Reserve Fund                  (GBP)294,325,000             1.80%

Excess Spread this Period                      (GBP)6,557,429              0.04%

--------------------------------------------------------------------------------------------

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: June 23, 2006

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: June 23, 2006

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date: June 23, 2006